UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company)

HMB HOLDINGS, INC.

TYSON FOODS, INC.

(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

432589109

(Cusip Number of Class of Securities)

David L. Van Bebber

Executive Vice President and General Counsel

Tyson Foods, Inc.

2200 Don Tyson Parkway

Springdale, Arkansas 72762-6999

(479) 290-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George R. Bason, Jr.

Marc O. Williams

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,080,786,746	$1,040,805

*	Estimated solely for the purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (a) 124,491,419, the number of issued and outstanding shares of The Hillshire Brands Company (“Hillshire Brands”) common stock, and (b) $63.00, the tender offer price, (ii) the product of (a) 3,525,971, the number of shares of Hillshire Brands common stock subject to issuance pursuant to outstanding options to purchase shares of Hillshire Brands common stock with an exercise price less than the tender offer price and (b) $37.22, the difference between the tender offer price and the average weighted exercise price of such options, (iii) the product of (a) 1,574,125, the number of shares of Hillshire Brands common stock subject to issuance upon settlement of outstanding restricted stock units granted under Hillshire Brands equity compensation plans (assuming continued employment or service, as applicable, through consummation of the transaction and achievement at specified target or, if calculable, actual performance levels immediately prior to consummation of the transaction, as applicable) and (b) $63.00, the tender offer price and (iv) the product of (a) 117,791, the number of shares of Hillshire Brands common stock subject to issuance upon settlement of deferred compensation equity awards under the Hillshire Brands deferred compensation plans and (b) $63.00, the tender offer price. The foregoing figures have been provided by the issuer to the offerors and are as of July 9, 2014, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by HMB Holdings, Inc., a Maryland corporation (“Purchaser”) and a wholly owned subsidiary of Tyson Foods, Inc., a Delaware corporation (“Tyson”), to purchase all outstanding shares of common stock, par value $0.01 per share, of The Hillshire Brands Company, a Maryland corporation (“Hillshire Brands”), for $63.00 per share, in cash, without interest, subject to any withholding of taxes required by applicable law and upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, as amended or supplemented from time to time, together constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 16, 2014.

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement dated July 16, 2014.

(a)(5)(i)	Press Release issued by Tyson Foods, Inc. dated June 9, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Tyson Foods, Inc. and HMB Holdings, Inc. on June 9, 2014).

(a)(5)(ii)	Investor Presentation of Tyson Foods, Inc. dated June 9, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Tyson Foods, Inc. and HMB Holdings, Inc. on June 9, 2014).

(a)(5)(iii)	Internal Announcement of Tyson Foods, Inc. dated June 9, 2014 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Tyson Foods, Inc. and HMB Holdings, Inc. on June 9, 2014).

(a)(5)(iv)	Transcript of Investor Conference Call of Tyson Foods, Inc. held on June 9, 2014 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Tyson Foods, Inc. and HMB Holdings, Inc. on June 9, 2014).

(a)(5)(v)	Press Release issued by Tyson Foods, Inc. dated June 16, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Tyson Foods, Inc. and HMB Holdings, Inc. on June 16, 2014).

(a)(5)(vi)	Internal Announcement of Tyson Foods, Inc. dated June 30, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Tyson Foods, Inc. and HMB Holdings, Inc. on July 1, 2014).

(a)(5)(vii)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated July 2, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Tyson Foods, Inc. on July 2, 2014).

Exhibit No.	Description
(a)(5)(viii)	Internal Announcement of Tyson Foods, Inc. dated July 2, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Tyson Foods, Inc. and HMB Holdings, Inc. on July 2, 2014).

(a)(5)(ix)	Letter to Hillshire Brands Employees issued by Tyson Foods, Inc. dated July 2, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Tyson Foods, Inc. and HMB Holdings, Inc. on July 2, 2014).

(a)(5)(x)	Notice of Merger issued by HMB Holdings, Inc. on July 12, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Tyson Foods, Inc. and HMB Holdings, Inc. on July 14, 2014).

(a)(5)(xi)	Press Release issued by Tyson Foods, Inc. dated July 16, 2014.

(a)(5)(xii)	Letter to Tyson employees from Donnie Smith, President and CEO of Tyson, dated July 16, 2014.

(b)(1)	Second Amended and Restated Commitment Letter entered into as of June 9, 2014, among Tyson Foods, Inc., Morgan Stanley Senior Funding, Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Tyson Foods, Inc. on June 10, 2014).

(b)(2)	Amendment No. 1 to Credit Agreement, dated as of June 27, 2014, among Tyson Foods, Inc., the lenders thereto and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Tyson Foods, Inc. on July 1, 2014).

(b)(3)	Commitment Letter entered into as of June 17, 2014 among Tyson Foods, Inc., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A.

(b)(4)	364-Day Bridge Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.

(b)(5)	Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2014, among Tyson Foods, Inc., HMB Holdings, Inc. and The Hillshire Brands Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tyson Foods, Inc. on July 2, 2014).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2014

HMB Holdings, Inc.

By:	/s/ Dennis Leatherby
Name: Dennis Leatherby
Title: Executive Vice President and Chief Financial Officer

Tyson Foods, Inc.

By:	/s/ Dennis Leatherby
Name: Dennis Leatherby
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 16, 2014.

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement dated July 16, 2014.

(a)(5)(xi)	Press Release of Tyson Foods, Inc. dated July 16, 2014.

(a)(5)(xii)	Letter to Tyson employees from Donnie Smith, President and CEO of Tyson, dated July 16, 2014.

(b)(3)	Commitment Letter entered into as of June 17, 2014 among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.

(b)(4)	364-Day Bridge Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.

(b)(5)	Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.